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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549
                                 ---------------

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               For July 3, 2006

                         COMMISSION FILE NUMBER 5-59311

                                 ---------------

                            DIALOG SEMICONDUCTOR PLC
                 (Translation of registrant's name into English)
                                 ---------------

                                 Neue Strasse 95
                     D-73230 Kirchheim/Teck-Nabern, Germany
                     (Address of principal executive office)

                                 ---------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]      Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes [ ]             No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes [ ]             No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                               Yes [ ]             No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__


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

         Dialog Semiconductor Launches First Integrated Power
   Management and Stereo Audio IC for Mobile Application Processors


    KIRCHHEIM, Germany & TECK, Germany--(BUSINESS WIRE)--July 3, 2006--Dialog Semiconductor Plc (NASDAQ: DLGS, FWB: DLG) has launched a new combined power management and audio IC designed especially to support the latest generation of application processors in emerging high growth applications such as smartphones, portable multimedia devices (PMP), PDAs and personal navigators. The company's new DA9034 power management and audio controller IC addresses the growing need to merge more functions so that battery life can be prolonged and smaller and thinner handheld solutions can be realized. The chip integrates over 50 different main functions on chip, includes a full high quality 24-bit hi-fi stereo subsystem, features unique high current rating 1400mA buck converter and includes the first linear regulators to feature Dynamic Voltage Management (DVM).
    The DA9034 is a very sophisticated system-on-a-chip, significantly reducing the number of ICs required and reducing PCB area by more than half. It is the most highly integrated power and audio controller to support applications processors in 90nm technologies and below. The IC connects directly to the battery, providing complete control of all power management, battery charging, audio (stereo audio playback, microphone, loudspeaker and handsfree functions), white and general purpose LED drivers, USB interface and many other functions that need to be controlled in a portable multimedia device.
    The chip has been developed by Dialog Semiconductor in response to the demand for higher functionality and better power efficiency from the latest generation application processors so that the performance can be enhanced in handheld devices playing audio and video. The DA9034 IC supports a range of leading applications processors including the Monahans from Intel.
    The DA9034 is a complete analog baseband solution which exploits Dialog's expertise in integrating multiple mixed signal functions onto a single chip - alternative solutions require separate discrete power management and audio components. The chip includes 18 high performance programmable LDO voltage regulators which create stable, low noise supply voltages for all other ICs in the handset, PDA or portable device.
    Two high-efficiency DC-DC buck converters which provide high current, low voltage supplies to the processor core and memory support digitally controlled dynamic voltage management (DVM) with programmable voltage and slew rate control. A further boost converter generates a programmable high voltage supply, up to 25V and 1.3A which may then be used to power three individual LED backlighting channels and high power flash or video light LEDs.
    A full integrated audio sub-system is one of the key features of the DA9034. This includes a 24-bit hi-fi stereo DAC with programmable sample rates up to 48KHz and automatic sample rate conversion, which make it suitable for playback of multimedia sources such as MP3 and WMA files. Other integrated features include voice codec with programmable filtering and 8, 16 and 32 KHz sampling, two microphone amplifiers, low noise input and output audio multiplexers, capacitorless low distortion 16? headphone drivers, half watt loudspeaker driver with volume and anti-pop control and 32? earpiece driver. The flexible output switching matrix enables any signal source to be output via headphones, earpiece or high power handsfree drivers. The audio sub-system has advanced power management control to minimize quiescent current and consumes as little as 9mW in 8KHz voice mode and 35mW in 48KHz HiFi mode.
    Other functions included in the DA9034 include programmable backlight and flash LED drivers. The backlight drivers feature an advanced dimming function which ramps the LED current giving a smooth change in light output. A 10 bit ADC is integrated for user measurements and features three channels with programmable upper and lower threshold limits and an automatic measurement and averaging mode to simplify software. The ADC also supports a 4-wire Touchscreen interface.
    Also included is sophisticated battery management with a programmable battery charger supporting constant voltage, constant current (up to 1.4A), pulse and trickle charging from either USB or external adapters. The battery management subsystem includes a UART supporting intelligent battery communication, full time supervision with over and undervoltage protection, a battery temperature measurement and a reverse mode to allow powering of accessories from the phone system connector.

    Unique low quiescent current and high PSRR LDOs

    The LDOs in the DA9034 feature high power supply rejection ratio
(PSRR) of typically 80dB at 217Hz, and very low quiescent current, enabled by Dialog Semiconductor's patented Smart Mirror(TM) technology.
    Smart Mirror(TM) regulators mirror the output current demand back to the bias generator, which allows the bias to be reduced automatically as demand falls, to enable dynamic quiescent current control - thus providing high PSRR and dynamic performance over a wide range of operating currents, without being constrained by the usual design compromise of being over-biased under all conditions except when under maximum load. This autonomous adaptive bias control also removes the need for a low power operating mode and hence user intervention to switch to a lower power mode at low current demands. Using this technique at 10mA, Dialog's LDOs offer typically 99 percent current efficiency, consuming less than 15 microamps.
    The DA9034 is available now in sample quantities in a 196BGA 8 x 8 x 1 mm package. The high level of integration allows this device to replace a number of ICs halving the PCB area required when compared to alternative solutions.

    Information about Dialog Semiconductor

    Dialog Semiconductor develops and supplies power management, audio and display technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company's expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (FWB:
DLG) and on the NASDAQ (DLGS) exchanges.


Contact
Dialog Semiconductor,
Neue Strasse 95, D-73230 Kirchheim/Teck - Nabern, Germany
Telephone +49-7021-805-412
Fax   +49-7021-805-200
E-mail    enquiry@diasemi.com
Internet  www.Dialog-Semiconductor.com

James Melville-Ross
Financial Dynamics
Telefon  +44 207 831 3113

Language:     English
Issuer:       Dialog Semiconductor Plc.
              Neue Strasse 95
              73230 Kirchheim/Teck-Nabern Deutschland
Phone:        +49 7021 805-0
Fax:          +49 7021 805-100
E-mail:       martin.kloeble@diasemi.com
WWW:          www.diasemi.com
ISIN:         GB0059822006
WKN:          927200
Indices:      MIDCAP, PRIMEALL, TECHALLSHARE
Listed:       Geregelter Markt in Frankfurt (Prime Standard);
              Freiverkehr in Berlin-Bremen, Dusseldorf, Stuttgart,
              Munchen, Hamburg; Foreign Exchange(s) Nasdaq


    CONTACT: Dialog Semiconductor Plc
             Birgit Hummel, +49 7021-805 412
             birgit.hummel@diasemi.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      DIALOG SEMICONDUCTOR PLC



Date   July 3, 2006                                 By: /s/ Jalal  Bagherli
       ------------                                     -------------------
                                                      Dr. Jalal Bagherli
                                                      Executive Director and CEO